EXHIBIT 99.1

Mogo Forms Three-Year Lending Partnership with goeasy Ltd. and Announces Sale of $31.9 million Liquid Loan Portfolio

Vancouver, British Columbia, February 28, 2020
– Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced a three-year lending partnership with goeasy Ltd. (TSX:GSY) (“goeasy”), as well as the sale of the majority of its MogoLiquid loan portfolio (“MogoLiquid Portfolio”) to goeasy, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners.

The lending partnership builds on a successful pilot program with goeasy, which commenced in October 2019. Through Mogo’s digital platform, consumers can quickly download the Mogo app, get a no-obligation pre-approval (for up to $35,000 with terms of up to 5 years), customize their loan, and complete the loan agreement all in minutes. Once approved, certain Mogo members will have their loan funded by goeasy’s operating division, easyfinancial, a leading provider of unsecured and secured non-prime consumer loans. Loan customers will continue to manage their loan through the Mogo app. Mogo will receive compensation from easyfinancial for any loans funded by easyfinancial, while easyfinancial will have ownership of these loans. The partnership allows Mogo to generate additional fee-based subscription & services revenue.

In addition to the lending partnership, the companies announced that goeasy has acquired the MogoLiquid Portfolio for total gross consideration of $31.9 million. Mogo will also be eligible for an additional performance-based payment of up to $1.5 million over the term of the agreement upon achieving certain agreed-upon annual origination amounts under the lending partnership.

The proceeds of the sale will be used to repay one of Mogo’s credit facilities which has an outstanding balance of approximately $28.7 million with the remaining proceeds used to further strengthen Mogo’s balance sheet and support its growth initiatives.

“On the back of a very successful initial implementation, we’re pleased to solidify a longer-term relationship with goeasy, which we view as the ideal non-prime partner for us given their deep experience in the consumer lending space and strong financial resources,” said David Feller, Mogo’s Founder and CEO. “In addition to convenient mobile access to smarter credit solutions, we offer our lending partners and consumers access to Mogo’s broader financial health solution, including free credit score monitoring, in-app educational tools, and our MoneyUp program built around the 4 habits of financial health.”

Greg Feller, President & CFO, added: “The sale of our MogoLiquid Portfolio significantly strengthens our financial position, providing additional cash while reducing our leverage, funding interest expense, and credit risk exposure. Through our lending partner model, we are generating new recurring fee-based revenue, with no capital investment or risk. This relationship – as well as others we expect to enter for the prime segment – allows us to more fully monetize the valuable proprietary lending platform we have built over the past 10 years.”

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For the three-month period ended September 30, 2019, the MogoLiquid Portfolio generated approximately $3.0 million in total revenue, including amounts for loan protection that are recognized in subscription and services revenue. For the same period, after accounting for expenses related to the loan portfolio including funding interest expense, the liquid portfolio was approximately breakeven on a net income basis.

Mogo will continue to offer its MogoMini loan products under the MogoMoney brand and is in active discussions to bring on a prime lender to its digital lending platform.

With more than 400 locations across Canada, goeasy offers a full suite of unsecured and secured personal lending products through its consumer lending division, easyfinancial, to the 9.4 million Canadians with non-prime credit. The company has originated more than $3.9 billion in loans and has a consumer loan portfolio of more than $1.1 billion.

Mogo has also agreed to issue 306,842 common shares (the “Prepayment Shares”) to the lender as part of a prepayment cost payable under the credit agreement. The Prepayment Shares are being issued at a price of $3.259 per Prepayment Share, being the five-day volume-weighted average trading price of Mogo’s common shares as of the close of trading on February 27, 2020. The Prepayment Shares are being qualified by a prospectus supplement (the “Supplement”) to Mogo’s short form base shelf prospectus (the “Shelf Prospectus”) dated December 5, 2019 and corresponding registration statement on Form F-10 (the “Registration Statement”), which is being filed today with the applicable securities regulatory authorities in Canada and the SEC as part of the Registration Statement under the US-Canada Multijurisdictional Disclosure System. Copies of the Supplement and the Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov.

About Mogo
Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 925,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements
This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the performance-based payment and its discussions with potential prime lenders. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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